October 7, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C.  20549
Attn:  Larry Spirgel, Assistant Director

Re:          rVue Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed September 25, 2013
File No. 000-54348

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 4, 2013 (the “Comment Letter”) with respect to the above-referenced Preliminary Information Statement on Schedule 14C filed by rVue Holdings, Inc. (the “Company”). The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are simultaneously submitting electronically to the Commission, a Definite Information Statement on Schedule 14C that incorporates our responses to your comments.

General

1.
We note that “the Voting Stockholders voted in favor of the Amendment to increase the authorized shares of Common Stock to 240,000,000, in order to improve the Company’s financial flexibility with respect to the Company’s capital structure by having additional shares for future equity financings and acquisitions.” You state that the extra shares of authorized Common Stock would be available for issuance “in public or private sales for cash as a means of obtaining additional capital for use in the company's business and operations, and issuance as part or all of the consideration required to be paid by the company for acquisitions of other businesses or assets.” State whether or not there are any plans, proposals or arrangements currently contemplated that would involve the issuance of the additional shares to acquire another company, its assets or any of the other corporate purposes you state.

In response to Staff’s comments, we have revised our disclosure on page 3 of the Definitive Information Statement on Schedule 14C to state that “[n]otwithstanding the foregoing, the Company has no obligation to issue such additional shares and there are no plans, proposals or arrangements currently contemplated by the Company that would involve the issuance of the additional shares to acquire another company or its assets, or for any other corporate purpose stated.”

In preparing our response to the comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to contact our counsel, Ben Reichel, Esq. at 212-370-1300.

Sincerely,

/s/ Mark Paccichini
Mark Pacchini
Chief Executive Officer
rVue Holdings, Inc.